UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 333-268865

NFT LIMITED

Office Q, 11th Floor, Kings Wing Plaza 2

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

NFT Limited (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on April 17, 2026 at 10:00 a.m. Eastern Time at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong.

Holders of the Company’s Class A ordinary shares of the Company (the "Class A Ordinary Shares") and Class B ordinary shares of the Company (the "Class B Ordinary Shares") who, at the close of business (New York City time) on April 6, 2026 (the "Record Date"), were the holders of record, were entitled to vote at the Extraordinary General Meeting. Shareholders holding 11,379,144 out of a total of 18,478,875 Class A Ordinary Shares and 0 out of a total of 0 Class B Ordinary Shares issued and outstanding and carrying the right to vote at the Extraordinary General Meeting were present in person or by proxy. One or more members of the Company was present in person or by proxy holding at least a majority of the paid up voting share capital of the Company, and therefore a quorum for the transaction of business was present at the Extraordinary General Meeting. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Capital Reduction and Reorganization

As a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) relating to share capital reductions supported by solvency statements being complied with, that (together, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each issued and outstanding Class A Ordinary Share of a nominal or par value of US$0.005 each and Class B Ordinary Share of a nominal or par value of US$0.005 each, in each case, in the share capital of the Company, be reduced to US$0.0005 by cancelling US$0.0045 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0005;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s first amended and restated memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.005 each be subdivided into 10 Class A Ordinary Shares of a nominal or par value of US$0.0005 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.005 each be subdivided into 10 Class B Ordinary Shares of a nominal or par value of US$0.0005 each, (the “Share Capital Subdivision”);

Share Capital Cancellation

e.	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of a nominal or par value of US$0.0005 par value each and unissued Class B Ordinary Shares of a nominal or par value of US$0.0005 each that will result in the Company having an authorised share capital of US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each, (together, the “Share Capital Reduction and Reorganization Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,377,287	1,535	322

2. Second Amended M&A Proposal

As a special resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company adopt the second amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing first amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization which shall take effect on the date of registration of the solvency statement (made under section 14A of the Companies Act) and the minute as required by section 14B of the Companies Act (the “Second Amended M&A Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,376,615	2,314	215

3. Share Capital Increase Proposal

As an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company increase its authorised share capital (the "Share Capital Increase"):

From: US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

To: US$5,000,000 divided into 9,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

by creating an additional 8,910,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each,

(the "Share Capital Increase Proposal").

No broker non-votes are counted.

For	Against	Abstain
11,376,320	2,488	336

4. Third Amended M&A Proposal

As a special resolution, subject to the approval and implementation of the Share Capital Increase, that the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association, to reflect the Share Capital Increase (the “Third Amended M&A Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,370,184	5,591	3,369

5. Share Consolidation Proposal

As an ordinary resolution, subject to the approval and implementation of the Share Capital Increase, to authorize the Company’s board of directors (the “Board of Directors”, “Board” or “Directors”) to effect a share consolidation of the Company’s authorised and issued share capital (the “Share Consolidation”), at a ratio of up to one-for-two hundred (1:200), but in any case at a ratio of not less than one-for-five (1:5) (the “Approved Consolidation Ratio”), at a date to be determined by the Board that is not more than one (1) year following the date of the 2026 Extraordinary Meeting, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio and the authorised share capital of the Company being altered (assuming an Approved Consolidation Ratio of 1:200):

From: US$5,000,000 divided into 9,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

To as low as: US$5,000,000 divided into 45,000,000 Class A Ordinary Shares of a nominal or par value of US$0.1 each and 5,000,000 Class B Ordinary Shares of a nominal or par value of US$0.1 each, (the “Share Consolidation Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,374,564	4,259	321

6. Fourth Amended M&A Proposal

As a special resolution, subject to the approval and implementation of the Share Consolidation, that the Company adopt the fourth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit C, subject to adjustment solely in respect of the final Approved Consolidation Ratio to be determined by the Board of Directors, in substitution for, and to the exclusion of, the Company’s third amended and restated memorandum and articles of association, to reflect the Share Consolidation (the “Fourth Amended M&A Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,378,799	124	221

7. Adjournment Proposal

As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting (the “Adjournment Proposal”).

No broker non-votes are counted.

For	Against	Abstain
11,372,136	6,777	231

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NFT Limited

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

Date: April 21, 2026

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